August 14, 2018

Division of Corporation Finance

Office of Transportation and Leisure

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn:  Heather Clark

           Claire Erlanger

Re:  Hasbro, Inc.

        From 10-K for the Fiscal Year Ended December 31, 2017

        Form 10-Q for the Fiscal Quarter Ended April 1, 2018

 Form 8-K furnished July 23, 2018

 File No.  001-06682

Dear Ms. Clark and Ms. Erlanger:

This letter is submitted on behalf of Hasbro, Inc. (the “Company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated August 3, 2018.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface to which we are responding.

Form 10-Q for the Fiscal Quarter Ended April 1, 2018

Financial Statements Condensed Notes to Consolidated Financial Statements (8) Pension and Postretirement Benefits, page 1

1. We note your response to prior comment 2.  Given that it appears as though a curtailment of benefits under your defined benefit pension plans occurred in February 2018, with full settlement occurring in 2019, please tell us whether the remeasurement at February 28, 2018 resulted in a gain or loss and how you accounted for such amount.  As part of your response, please tell us the accounting literature you relied upon.  Also, in this regard, please explain to us why your response indicates that you did not record a curtailment or settlement in the first quarter of 2018. Please refer to paragraphs 236-238 of ASC 715-30-55.

Response

The Company notes the SEC’s additional comments on the Company’s February 2018 amendment to its U.S. defined benefit pension plan, and has reviewed the referenced example in ASC 715-30-55, paragraphs 236-238. The Company notes that this example is not entirely applicable to its facts and circumstances.  Specifically, the Company’s plan participants did not “cease to accrue additional pension benefits” as a result of the February 2018 amendment since the Company has already ceased the accrual of participant benefits in prior years.

To further clarify its accounting treatment of the plan amendment, the Company provides its response with a timeline and ordering of the steps taken (to be taken) by the Company to record the plan termination as follows:

•         Step One (2007 and 2015) The Company amended its U.S. defined benefit pension plans to eliminate the future accrual of plan benefits to participants.  The Company recorded immaterial curtailment losses in 2007 and 2015 when the plans were amended. No future benefits accrued to participants from the time the plans were amended. This is consistent with the guidance provided in ASC 715-30-35-76.

•         Step Two (First Quarter ended April 1, 2018) The Company terminated its U.S. defined benefit pension plan through an amendment executed in the quarter ended April 1, 2018.   The amendment was determined to be a significant event under ASC 715-30-35-68 requiring a remeasurement in the interim financial statements.  This remeasurement adjusted actuarial assumptions for the fact the plan would no longer exist through the foreseeable future.  No curtailment gains or losses were required to be recorded since no future benefits had accrued since the amendments made in Step One above.

•         Step Three (expected fiscal 2019) The Company will settle the U.S. defined benefit pension plan through payment of all previously accrued benefits to plan participants.   At such time, any accumulated losses or gains including cumulative remeasurement gains and losses will be recorded to earnings and removed from accumulated other comprehensive income following the guidance in ASC 715-30-35-79

This timeline and ordering of the Company’s application of ASC 715 is more fully explained below:

1.       Curtailment

The Glossary of Topic 715 defines a curtailment as "an event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future services."

As stated in our first response letter, the Company’s U.S defined benefit pension plans were amended   in 2007 (non-union plan) and 2015 (union plan) to eliminate the future accrual of plan benefits and therefore participants have not accrued benefits since those dates.  The Company refers to these amendments as “freezing” the U.S. defined benefit pension plans.    At the time such plans were amended “frozen”, the Company recorded curtailment losses that were not material.

As stated above, curtailment losses were recorded at the time the plan was frozen in 2007 and 2015, at which time all future benefit accruals were eliminated. Due to the actions taken in 2007 and 2015, the plan amendment in February 2018 did not eliminate any future accruals.  Therefore, the 2018 amendment did not meet the definition of a curtailment.

2.       Remeasurement on February 28,2018

As disclosed in the Form 10-Q for the fiscal period ended April 1, 2018,

“In connection with the decision to terminate the Plan, the Company remeasured the projected benefit obligation based on the expected Plan termination costs. This remeasurement utilized a discount rate of 3.2% compared to the discount rate of 3.7% utilized in the December 31, 2017 measurement and resulted in an increase in the projected benefit obligation of $35,192 with offsetting amounts recorded to accumulated other comprehensive losses and deferred taxes.”

The plan amendment to terminate the U.S. defined benefit pension plan was determined to be a significant event requiring remeasurement for the interim financial statements.

Recognition of the remeasurement loss was recorded to other comprehensive income in the first quarter in accordance with ASC 715-30-25-5 which states, “Upon remeasurement, a business entity shall adjust its statement of financial position in a subsequent interim period to reflect the overfunded or underfunded status of the plan consistent with that measurement date”.  ASC 715-30-35-19 states, “Because gains and losses may reflect refinements in estimates as well as real changes in economic values and because some gains in one period may be offset by losses in another or vice versa, this Subtopic does not require recognition of gains and losses as components of net pension cost of the period in which they arise.” In accordance with this guidance, the Company’s policy is to not  recognize gains and losses as components of net periodic pension cost in the period in which they arise. Rather, the remeasurement loss was recorded as a decrease to other comprehensive income in accordance with ASC 715-30-35-21 which states that, “Gains and losses that are not recognized immediately as a component of net periodic pension cost shall be recognized as increases or decreases in other comprehensive income as they arise.”

As noted in the Company’s above response, the remeasurement was not accompanied by a curtailment gain or loss as no future benefits had accrued to plan participants since the Company froze the U.S defined benefit plan in 2007 and 2015.

3.       Settlement Expected Fiscal 2019

Upon settlement of the pension obligation, expected to occur in 2019, the Company will recognize in earnings the accumulated losses related to its U.S. defined benefit pension plan, in accordance with the following guidance within ASC 715-30-35:

“35-79 The maximum gain or loss subject to recognition in earnings when a pension obligation is settled is the net gain or loss remaining in accumulated other comprehensive income plus any transition asset remaining in accumulated other comprehensive income from initial application of this Subtopic. That maximum amount includes any gain or loss first measured at the time of settlement.”

In accordance with ASC 715-30-35-81, upon settlement in fiscal 2019, the Company will again remeasure plan assets and the projected benefit obligation as of the date the settlement occurs to determine the maximum gain or loss to be recognized to settle the entire projected benefit obligation.

Form 8-K furnished July 23, 2018

Exhibit 99, page 1

2. We refer to the non-GAAP reconciliations at the end of exhibit 99.  Please tell us how the amounts in the column "impact of above items" in the second to last table on the last page were determined.  We note that the adjustments refer to the impact of the items in the table above concerning costs of the Toys 'R' Us liquidation, severance and tax reform, however, the amounts are different.  Please reconcile these amounts and provide a more fulsome explanation of the adjusting amounts in your disclosure

Response

The amounts in the column “impact of above items” reflect the following:

•         Operating Profit (Loss): Pre-tax  impacts of the Toys 'R' Us liquidation and severance, totaling $87,777.

•         Income tax expense (benefit): The impact from U.S. Tax Reform, as well as the tax-effect of the Toys 'R' Us liquidation and severance adjustments, totaling $37,084.

•         The total of these non-GAAP items of $124,861 agree to the total of the after-tax non-GAAP adjustments reflected in the above referenced table.

In the attached exhibit 1, the Company reflects the revisions (noted in red) it will make to future filings, to better reflect the non-GAAP reconciliation.

If you have any questions or desire further information regarding the Company’s responses, please contact me at (401) 727-5500.

                                                                                                      Sincerely,

/s/ Deborah Thomas
Deborah Thomas
Executive Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)

				Exhibit 1
HASBRO, INC.
SUPPLEMENTAL FINANCIAL DATA
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(Unaudited)
(Thousands of Dollars)

Net Earnings (Loss) and Earnings (Loss) per Share Excluding the After-Tax Impact of Toys"R"Us,
Severance and Tax Reform
	Six Months Ended
		Diluted		Diluted
	July 1,	Per Share	July 2,	Per Share
(all adjustments reported after-tax)	2018	Amount (1)	2017	Amount
Net Earnings (Loss), as Reported	$(52,193)	$(0.42)	$136,322	$1.07
Incremental costs impact of Toys"R"Us (2)	61,372	0.49	-	-
Severance (3)	15,699	0.12	-	-
Impact of Tax Reform (4)	47,790	0.38	-	-
Net Earnings, as Adjusted	$72,668	$0.58	$136,322	$1.07
(1) Diluted Per Share Amount for the impact of Toys"R"Us, severance and Tax Reform and net earnings, as adjusted, for the six months ended July 1, 2018 are calculated using dilutive shares of 126,215.

(2) In the first quarter of 2018, Toys"R"Us announced a liquidation of its U.S. operations, as well as other retail impacts around the globe. As a result, the Company recognized incremental bad debt expense on outstanding
Toys"R"Us receivables, royalty expense, inventory obsolescence as well as other related costs.

(3) In the first quarter of 2018, the Company incurred severance charges, primarily outside the U.S., related to accelerating actions associated with a new go-to-market strategy designed to be more omni-channel and
e-commerce focused. These charges were included in Corporate and Eliminations.

(4) Represents the adjustment of certain provisional amounts recorded in the fourth quarter of 2017 based on additional guidance issued by the U.S. Treasury Department and the Internal Revenue Service in the
first quarter of 2018.

The impact of the above items on Operating Profit (Loss), and impacted segments, Income Taxes and Net Earnings (Loss)
for the six months ended July 1, 2018 is as follows:

				Excluding
		% Net	Impact of	Impact of	% Net
YTD June 2018	As Reported	Revenues	Above Items	Above Items	Revenues
Operating Profit (Loss)	$7,169	0.4%	$87,777	$94,946	5.9%
U.S. and Canada Segment	52,848	6.4%	52,277	105,125	12.8%
International Segment	(55,915)	-8.4%	11,151	(44,764)	-6.7%
Income tax expense (benefit)	31,929	2.0%	(37,084)	(5,155)	-0.3%
Net Earnings (Loss) (1)	(52,193)		124,861	72,668
(1) The Operating Profit adjustments of $87,777 combined with the income tax adjustments of $37,084 make up the total after-tax impact of $124,861.

	Quarter Ended		Six Months Ended
	July 1,	July 2,	July 1,	July 2,
Reconciliation of EBITDA	2018	2017	2018	2017
Net Earnings (Loss)	$60,299	$67,723	$(52,193)	$136,322
Interest Expense	22,803	24,224	45,612	48,680
Income Taxes (including tax reform)	7,825	19,163	31,929	21,401
Depreciation	36,071	38,089	62,292	65,791
Amortization of Intangibles	4,554	7,881	11,032	15,762
EBITDA	$131,552	$157,080	$98,672	$287,956
Impact of Toys"R"Us and Severance	-	-	(87,777)	-
Adjusted EBITDA	$131,552	$157,080	$186,449	$287,956